UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 30, 2021

LONGVIEW ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-40242	85-3650296
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

767 Fifth Avenue, 44th Floor New York, NY	10153
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 812-4700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-fifth of one redeemable Warrant	LGV.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	LGV	The New York Stock Exchange
Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	LGV WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously announced, on July 15, 2021, Longview Acquisition Corp. II (“Longview” or the “Company”), entered into a business combination agreement, by and among Longview, HF Halo Merger Sub, Inc., a wholly owned subsidiary of Longview (“Merger Sub”), and HeartFlow Holding, Inc. (“HeartFlow”) (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). The business combination was unanimously approved by Longview’s board of directors on July 15, 2021. If the Business Combination Agreement is approved by Longview’s stockholders and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into HeartFlow (the “Merger”), with HeartFlow surviving the Merger as a wholly owned subsidiary of Longview. In addition, upon the effectiveness of the proposed amended and restated certificate of incorporation of Longview to be adopted by Longview stockholders pursuant to the Business Combination Agreement, Longview will be renamed HeartFlow Group, Inc. and is referred to herein as “New HeartFlow” following the consummation of the transactions described below (collectively, the “Business Combination”).

On September 30, 2021, Longview, Merger Sub and HeartFlow entered into Amendment No. 1 to Business Combination Agreement, pursuant to which the Business Combination Agreement was amended to memorialize the parties’ intention to have the shares of New HeartFlow common stock and public warrants of the post-combination company listed and traded on The Nasdaq Stock Market LLC rather than on the New York Stock Exchange.

All other terms of the Business Combination Agreement, which was previously filed by Longview as Exhibit 2.1 to Longview’s Current Report on Form 8-K on July 21, 2021, remain unchanged.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, Longview has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview’s common stock in connection with Longview’s solicitation of proxies for the vote by Longview’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp. II, 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview is contained in the Registration Statement for the Business Combination, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp. II, 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

HeartFlow and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Longview’s and HeartFlow’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Longview’s and HeartFlow’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview’s and HeartFlow’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and HeartFlow prior to the Business Combination, and New HeartFlow following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and HeartFlow or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and HeartFlow following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations or the healthcare industry; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of HeartFlow’s and the combined company’s product development activities, including market adoption of their current and future products; (10) the inability of HeartFlow or the combined company to obtain and maintain regulatory approval for their current and future products, and any related restrictions and limitations of any approved product; (11) the inability of HeartFlow or the combined company to build effective sales and marketing capabilities to support the combined company’s growth strategy; (12) the inability of HeartFlow or the combined company to maintain HeartFlow’s existing customer, license, and collaboration agreements, and arrangements with commercial and government payers; (13) changes in existing or anticipated clinical guidelines, or the timing of adoption of positive clinical guidelines that support the use of HeartFlow’s and the combined company’s products; (14) the inability of HeartFlow or the combined company to compete with other companies marketing or engaged in the development of products that aid physicians in the evaluation and treatment of coronary artery disease; (15) the size and growth potential of the markets for HeartFlow’s and the combined company’s products, and each of their ability to serve those markets, either alone or in partnership with others; (16) the pricing of HeartFlow’s and the combined company’s products and reimbursement for medical procedures conducted using HeartFlow’s and the combined company’s products; (17) HeartFlow’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (18) HeartFlow’s and the combined company’s financial performance; (19) the impact of COVID-19 on HeartFlow’s business and/or the ability of the parties to complete the Business Combination; and (20) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Longview’s other filings with the SEC.

Longview cautions that the foregoing list of factors is not exclusive. Longview cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Longview does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
2.1	Amendment No. 1 to Business Combination Agreement, dated as of September 30, 2021, Longview Acquisition Corp. II, HF Halo Merger Sub, Inc. and HeartFlow Holding, Inc.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

The exhibits to this Current Report on Form 8-K may contain hypertext links to information on our website or other parties’ websites. The information on our website and other parties’ websites is not incorporated by reference into this Current Report on Form 8-K and does not constitute a part of this Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2021

LONGVIEW ACQUISITION CORP. II

By:	/s/ Mark Horowitz
Name:	Mark Horowitz
Title:	Chief Financial Officer